FILED PURSUANT TO RULE 424 (b)(3)

PROSPECTUS

282,485 Shares

Socket Mobile, Inc.

Common Stock

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This prospectus relates to 282,485 shares of our Common Stock which may be sold from time to time by a certain stockholder set forth in the "Selling Stockholders" section of this prospectus. The shares offered pursuant to this prospectus represent shares of our Common Stock held by the selling stockholder or its transferees.

The prices at which the selling stockholder or its transferees may sell the shares may be determined by the prevailing market prices for the shares or in negotiated transactions. We will not receive any proceeds from the sale of the shares offered by this prospectus.

Our Common Stock is quoted on the Nasdaq Capital Market under the symbol "SCKT." On March 14, 2011, the last reported sale price for our Common Stock on the Nasdaq Capital Market was $2.00 per share.

Investment in the securities involves a high degree of risk. See "Risk Factors" beginning on page 4.

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NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 31, 2011.

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PROSPECTUS SUMMARY

This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our Common Stock. You should read the entire prospectus carefully, especially the risks of investing in our Common Stock discussed under "Risk Factors."

The Company

We are a producer of mobile handheld computers and data collection products serving the business mobility markets. We offer a family of handheld computer products designed for business enterprise use and a wide range of data collection products including two dimensional (2D) and linear (1D) bar code scanners, Radio Frequency Identification (RFID) readers, and magnetic stripe readers. We also offer wearable ring scanners, customized versions of our handheld computers, embedded wireless LAN cards and Bluetooth modules as OEM products to third party companies. Our data collection products work with our handheld computers and our cordless hand scanners work with many third-party mobile handheld devices including smartphones, tablet computers, ultra-mobile personal computers (UMPCs), notebooks and desktop systems, adding data collection capabilities to these devices. Our products are designed to run or enhance mobile applications that enable the accessing, collection and processing of data by employees while mobile. Our mobile computing products utilize popular Bluetooth and wireless LAN connection technologies using management software we developed for ease of use.

We work closely with software application developers offering or developing vertical software applications for use with our handheld computers and for use with smartphones, including phones running Apple iOS4, Google Android, RIM BlackBerry and Microsoft Windows operating systems for use with our cordless hand scanners. Healthcare and hospitality are two of the primary areas of focus for software application developers who have developed applications for use on our handheld computers, and a significant portion of our handheld computer sales now come from organizations within these two market segments. Other vertical markets benefiting from mobile solutions include retail merchandising, automotive, government and education. These mobile solutions are designed to improve the productivity of business enterprises and service providers by automating manual tasks, improving the quality of information collected, and enhancing mobile productivity by processing and transferring information from remote locations and mobile devices to the business or medical enterprise, and then if required, back to the remote locations and mobile devices.

We believe growth in the mobile workforce along with technical advances and cost reductions in mobile devices, smartphones and networking technologies along with the pervasive use of the Internet are driving broader adoption of mobile computing solutions. Our products are designed to address the growing need for mobile computing by today's mobile workforce by enabling them to run or enhance mobile applications that allow access to business data files, or collect and process data while mobile, thereby enhancing their productivity and allowing them to exploit time sensitive opportunities and improve customer satisfaction. Overall, our hardware products enable mobile third-party applications to become complete mobile data collection and connectivity solutions.

We also make available to original equipment manufacturers (OEMs) our wearable ring scanners, customized versions of our handheld computers, component Bluetooth and wireless LAN technologies. We customize these products and components for our use in our own products and leverage that investment through the sale of modified versions or modules and plug-in cards to OEM manufacturers to embed into their products, including driver and device management software that is designed to simplify the ability of mobile employees to get and stay connected with Wi-Fi as well as with Bluetooth.

Total employee headcount on December 31, 2010 was 64 people. We subcontract the manufacturing of all of our products to independent third-party contract manufacturers located in the U.S., China and Taiwan who have the equipment, know-how and capacity to manufacture products to our specifications. Our handheld computers and data collection products are sold through a worldwide network of distributors and resellers, vertical industry partners, and value added resellers (VARs). Our OEM products are sold directly to the original equipment manufacturers.

We have financed our operations since inception primarily from the sale of equity capital. In November 2010 we issued $1 million in convertible notes with an eighteen month term, convertible into Common Stock at the option of the holder, to provide additional working capital for the Company.

2011 Private Placement

On February 23, 2011, we completed the sale of shares of our Common Stock in a private placement with AboCom Systems, Inc., a corporation organized under the laws of Taiwan and a contract manufacturer of the Company's products. The securities purchase agreement provided for the sale of $500,000 of Common Stock at the closing bid price immediately preceding the signing of the financing agreements. The Company issued 282,485 unregistered common shares priced at the closing bid price on February 23, 2011 of $1.77 per share. The proceeds were applied to trade payable balances related to the purchase of products owed by us to AboCom Systems, Inc.

We issued these shares of Common Stock in reliance on an exemption from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D promulgated thereunder. We are now registering for resale under this prospectus the shares of Common Stock issued to the investor in the private placement.

The Offering
Common Stock offered by selling stockholder	282,485 shares of our Common Stock
Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.
Nasdaq Capital Market symbol	SCKT

Corporate Information

We were founded in March 1992 as Socket Communications, Inc. and reincorporated in Delaware in 1995 prior to our initial public offering in June 1995. We began doing business as Socket Mobile, Inc. in January 2007 to better reflect our market focus on the mobile business market and changed our legal name to Socket Mobile, Inc. in April 2008. Our Common Stock trades on the NASDAQ Capital Market under the symbol "SCKT". Our principal executive offices are located at 39700 Eureka Drive, Newark, CA 94560, and our phone number is (510) 933-3000. Our Internet home page is located at http://www.socketmobile.com; however, the information on, or that can be accessed through, our home page is not part of this Registration Statement. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to such reports are available free of charge on or through our Internet home page, as soon as reasonably practical after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

RISK FACTORS

An investment in the Common Stock offered by this prospectus involves a high degree of risk. You should carefully consider the risks described below, as well as the risks described in our annual and quarterly reports filed with the Securities and Exchange Commission, before deciding to purchase shares of our Common Stock. The risks described below are not the only ones that we face. Additional risks that generally apply to publicly traded companies, that are not yet identified or that we currently think are immaterial, may also adversely affect our company.

If any of the events, contingencies, circumstances or conditions described in the following risks actually occur, our business, financial condition or results of operations could be seriously harmed. The trading price of our Common Stock could, in turn, decline and you could lose all or part of your investment.

There is substantial doubt about our ability to continue as a going concern.

Our financial statements have been prepared on a going concern basis. During the years ended December 31, 2010, 2009, and 2008, we incurred net losses of $4.0 million, $7.9 million, and $2.8 million, respectively. As of December 31, 2010, we have an accumulated deficit of $54.8 million and a working capital deficit of $1.6 million. The report of our Independent Registered Public Accounting Firm on our financial statements for the year ended December 31, 2010 and 2009, contains an explanatory paragraph noting that certain conditions raise substantial doubt about our ability to continue as a going concern. Our continued operating losses and declines in our working capital balances are conditions that raise doubt about the Company's ability to continue as a going concern. Our ability to continue as a going concern is dependent upon our ability to establish profitable operations and to raise additional financing. We have been taking steps intended to reduce operating losses and achieve profitability including the introduction of new products, continued close support of our distributors and of our application partners as they establish their mobile applications in key vertical markets, and management of our costs. We believe that we will be able to improve our liquidity and secure additional sources of financing by managing our working capital balances, and raising additional capital as needed, including development funding from development partners and the issuance of additional equity securities. Nonetheless, there can be no assurance that we will be successful in achieving any of these steps, and there can be no assurance that additional financing will be available on acceptable terms, if at all, and any such terms may be dilutive to existing stockholders. Our inability to secure and maintain the necessary liquidity would have a material adverse effect on our financial condition and results of operations. Our financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of assets and liabilities that may result from the outcome of this uncertainty.

The global economic financial crisis may continue to have an impact on our business and financial condition in ways that we currently cannot predict, and may further limit our ability to raise additional funds.

The continued credit crisis and related turmoil in the global financial system may continue to have an impact on our business and our financial condition. We may face significant challenges if economic conditions and conditions in the financial markets do not improve or continue to worsen. In particular, should these conditions cause our revenues to be materially less than forecast, we may find it necessary to initiate further reductions in our expenses and defer additional product development programs. In addition, our ability to access the capital markets and raise funds required for our operations may be severely restricted at a time when we would like, or need, to do so, which could have an adverse effect on our ability to meet our current and future funding requirements and on our flexibility to react to changing economic and business conditions.

We have a history of operating losses and may not achieve ongoing profitability.

We have been unprofitable in every quarter except one during the past three fiscal years. Fiscal year 2004 was the only profitable year in our history, and only to the extent of $288,000. Prior to 2004, we incurred significant operating losses in each financial period since our inception. To achieve ongoing profitability, we must accomplish numerous objectives, including growth in our business and the development of successful new products. We cannot foresee with any certainty whether we will be able to achieve these objectives in the future. Accordingly, we may not generate sufficient net revenue or manage our expenses sufficiently to achieve ongoing profitability. If we cannot achieve ongoing profitability, we will not be able to support our operations from positive cash flows, and we would use our existing cash to support operating losses. If we are unable to secure the necessary capital to replace that cash, we may need to suspend some or all of our current operations.

We may require additional capital in the future, but that capital may not be available on reasonable terms, if at all, or on terms that would not cause substantial dilution to your stock holdings.

We may incur operating losses in future quarters and would need to raise capital to fund such losses. Our forecasts are highly dependent on factors beyond our control, including market acceptance of our products, deployments by businesses of applications that use our handheld computers and our data collection products, and supply delays in key components such as we experienced in the fourth quarter of 2010. If capital requirements vary materially from those currently planned, we may require additional capital sooner than expected. There can be no assurance that such capital will be available in sufficient amounts or on terms acceptable to us, if at all.

We may require additional capital in the future to repay our outstanding convertible note, but that capital may not be available on reasonable terms, if at all, or available only on terms that result in substantial dilution to your stock holdings.

Although the convertible note that we issued in November 2010 is priced to facilitate its conversion into equity over the eighteen-month term of the convertible note, such conversion is at the option of the noteholder and the note, including interest, if outstanding at the end of the eighteen-month period, would require repayment by the Company. Our failure to repay the convertible note including interest if outstanding at the end of its term, would be an event of default. In addition, the convertible note contains other events of default, including in the event the Company is unable to maintain the minimum cash and accounts receivables balance and the minimum current ratio required by the convertible note. There can be no assurance that capital to refinance the convertible note at the end of its eighteen-month term or upon an event of default would be available on terms acceptable to the Company, if at all. The terms of our November 2010 convertible note financing contain certain anti-dilution provisions. Should we need to raise additional capital in the future at prices below the conversion price of the convertible note, if outstanding at such future time, substantial dilution could result from such a financing.

Our quarterly operating results may fluctuate in future periods, which could cause our stock price to decline.

We expect to experience quarterly fluctuations in operating results in the future. We generally ship orders as received, and as a result we may have little backlog. Quarterly revenues and operating results therefore depend on the volume and timing of orders received during the quarter, which are difficult to forecast. Historically, we have often recognized a substantial portion of our revenue in the last month of the quarter. This subjects us to the risk that even modest delays in orders or in the manufacture of products relating to orders received, may adversely affect our quarterly operating results. Our operating results may also fluctuate due to factors such as:

  the demand for our products;
  the size and timing of customer orders;
  unanticipated delays or problems in our introduction of new products and product enhancements;
  the introduction of new products and product enhancements by our competitors;
  the timing of the introduction and deployments of new applications that work with our products;
  changes in the revenues attributable to royalties and engineering development services;
  product mix;
  timing of software enhancements;
  changes in the level of operating expenses;
  competitive conditions in the industry including competitive pressures resulting in lower average selling prices;
  timing of distributors' shipments to their customers;
  delays in supplies of key components used in the manufacturing of our products, and general economic conditions and conditions specific to our customers' industries.

Because we base our staffing and other operating expenses on anticipated revenues, unanticipated declines or delays in the receipt of orders can cause significant variations in operating results from quarter to quarter. As a result of any of the foregoing factors, or a combination, our results of operations in any given quarter may be below the expectations of public market analysts or investors, in which case the market price of our Common Stock would be adversely affected.

Goodwill comprises a significant portion of our assets and may be subject to impairment write-downs in future periods which would substantially increase our losses, make it more difficult to achieve profitability, and cause our stock price to decline.

We review our goodwill for impairment at least annually and more often if factors suggest potential impairment. Many factors are considered in evaluating goodwill including our market capitalization, comparable companies within our industry, our estimates of our future performance, and discounted cash flow analysis. Many of these factors are highly subjective and may be negatively impacted by our financial results and market conditions in the future. We recorded goodwill impairment charges in 2009 of $5.4 million. We may incur goodwill impairment charges in the future and any future write-downs of our goodwill would increase our net losses, make it more difficult to achieve profitability, and as a result the market price of our Common Stock could be adversely affected.

We may be unable to manufacture our products, because we are dependent on a limited number of qualified suppliers for our components.

Several of our component parts, including our serial interface chip, our Ethernet chip, our bar code scanning modules, and our line of mobile handheld computers, are produced by one or a limited number of suppliers. Shortages could occur in these essential components due to an interruption of supply or increased demand in the industry. In particular, shipments of our mobile handheld computers in the fourth quarter 2010 were adversely affected by a worldwide supply chain LCD screen shortage, due to increased demand for LCD screens by tablet and smartphone manufacturers. If we are unable to procure certain component parts such as we experienced in the fourth quarter of 2010, we could be required to reduce our operations while we seek alternative sources for these components, which could have a material adverse effect on our financial results. To the extent that we acquire extra inventory stocks to protect against possible shortages, we would be exposed to additional risks associated with holding inventory, such as obsolescence, excess quantities, or loss.

If third-parties do not produce and sell innovative products with which our products are compatible, or if our own line of mobile handheld computers is not successful, we may not achieve our sales projections.

Our success has been dependent upon the ability of third-parties in the mobile computer industry to successfully develop products that include or are compatible with our technology and then to sell these products into the marketplace. Even if we are successful in marketing and selling our new line of mobile handheld computers, our ability to generate increased revenue depends significantly on the commercial success of other parties' Windows mobile products, particularly vertical market software applications for use with our handheld computer and peripheral products, and standard Pocket PC handhelds, phone-integrated devices, tablet computers, and other phone-integrated devices, including those from Nokia, Blackberry, Google, Hewlett-Packard and Apple, with which our plug-in and wireless peripherals can be used, and the adoption of these mobile computer devices for business use. A number of manufacturers of handheld computers have reduced the number of handheld products they offer, or curtailed development of future handheld computer products. If manufacturers are unable or choose not to ship new products such as Windows Mobile devices, or experience difficulties with new product transitions that cause delays in the market, or if these products fail to achieve or maintain market acceptance, the number of our potential new customers could be reduced and we may not be able to meet our sales expectations.

If we fail to develop and introduce new products rapidly and successfully, we will not be able to compete effectively, and our ability to generate sufficient revenues will be negatively affected.

The market for our products is prone to rapidly changing technology, evolving industry standards and short product life cycles. If we are unsuccessful at developing and introducing new products and services on a timely basis that include the latest technologies conforming to the newest standards and that are appealing to end users, we will not be able to compete effectively, and our ability to generate significant revenues will be seriously harmed.

The development of new products and services can be very difficult and requires high levels of innovation. The development process is also lengthy and costly. Short product life cycles expose our products to the risk of obsolescence and require frequent new product introductions. We will be unable to introduce new products and services into the market on a timely basis and compete successfully, if we fail to:

  invest significant resources in research and development, sales and marketing, and customer support;

  identify emerging trends, demands and standards in the field of mobile computing products;
  enhance our products by adding additional features;
  maintain superior or competitive performance in our products; and
  anticipate our end users' needs and technological trends accurately.

We cannot be sure that we will have sufficient resources to make adequate investments in research and development or that we will be able to identify trends or make the technological advances necessary to be competitive.

A significant portion of our revenue currently comes from several distributors, and any decrease in revenue from these distributors could harm our business.

A significant portion of our revenue comes from two distributors, Tech Data Corporation and Ingram Micro Inc., which together represented approximately 27%, 35%, and 31% of our worldwide revenues in fiscal years 2010, 2009, and 2008, respectively. We expect that a significant portion of our revenue will continue to depend on sales to Tech Data Corporation and Ingram Micro Inc. Additionally, 11% of our revenues in fiscal 2010 came from our distributor BlueStar, Inc., and 10% of our revenue in fiscal 2010 came from Epocal, Inc., an OEM customer. We do not have long-term commitments from Tech Data Corporation, Ingram Micro Inc., or BlueStar, Inc. to carry our products. Any of these distributors could choose to stop selling some or all of our products at any time, and each of these companies also carries our competitors' products. If we lose our relationship with Tech Data Corporation, Ingram Micro Inc., or BlueStar, Inc., we would experience disruption and delays in marketing our products.

If the market for mobile computers experiences delays, or fails to grow, we may not achieve our sales projections.

Substantially all of our peripheral products are designed for use with mobile computers, including handhelds, notebooks, tablets, and handhelds with integrated phones. If the mobile computer industry does not grow, if its growth slows, or if product or operating system changeovers by mobile computer manufacturers and partners cause delays in the market, or if the markets for our mobile handheld computers do not grow, or if the impact of the global economic financial crisis continues, we may not achieve our sales projections.

Our sales will be hurt if the new technologies used in our products do not become widely adopted, or are adopted slower than expected.

Many of our products use new technologies, such as two dimensional bar code scanning and radio frequency identification, which are not yet widely adopted in the market. If these technologies fail to become widespread, or are adopted slower than expected, our sales will suffer.

We could face increased competition in the future, which would adversely affect our financial performance.

The market for mobile handheld computers in which we operate is very competitive. Our future financial performance is contingent on a number of unpredictable factors, including that:

  some of our competitors have greater financial, marketing, and technical resources than we do;

  we periodically face intense price competition, particularly when our competitors have excess inventories and discount their prices to clear their inventories; and
  certain manufacturers of personal computers, mobile phones and handheld computers offer products with built-in functions, such as Bluetooth wireless technology, Wi-Fi, or bar code scanning, that compete with our products.

Increased competition could result in price reductions, fewer customer orders, reduced margins, and loss of market share. Our failure to compete successfully against current or future competitors could harm our business, operating results and financial condition.

If we do not correctly anticipate demand for our products, our operating results will suffer.

The demand for our products depends on many factors and is difficult to forecast. We expect that it will become more difficult to forecast demand given current economic conditions, as we introduce and support more products, and as competition in the market for our products intensifies. If demand is lower than forecasted levels, we could have excess production resulting in higher inventories of finished products and components, which could lead to write-downs or write-offs of some or all of the excess inventories, and reductions in our cash balances. Lower than forecasted demand could also result in excess manufacturing capacity at our third-party manufacturers and in our failure to meet minimum purchase commitments, each of which may lower our operating results.

If demand increases beyond forecasted levels, we would have to rapidly increase production at our third-party manufacturers. We depend on suppliers to provide additional volumes of components, and suppliers might not be able to increase production rapidly enough to meet unexpected demand. Even if we were able to procure enough components, our third-party manufacturers might not be able to produce enough of our devices to meet our customer demand. In addition, rapid increases in production levels to meet unanticipated demand could result in higher costs for manufacturing and supply of components and other expenses. These higher costs could lower our profit margins. Further, if production is increased rapidly, manufacturing yields could decline, which may also lower operating results.

We rely primarily on distributors, resellers, vertical industry partners, and OEMs to sell our products, and our sales would suffer if any of these third-parties stops selling our products effectively.

Because we sell our products primarily through distributors, resellers, vertical industry partners, and OEMs, we are subject to risks associated with channel distribution, such as risks related to their inventory levels and support for our products. Our distribution channels may build up inventories in anticipation of growth in their sales. If such growth in their sales does not occur as anticipated, the inventory build up could contribute to higher levels of product returns. The lack of sales by any one significant participant in our distribution channels could result in excess inventories and adversely affect our operating results and working capital liquidity.

Our agreements with distributors, resellers, vertical industry partners, and OEMs are generally nonexclusive and may be terminated on short notice by them without cause. Our distributors, resellers, vertical industry partners, and OEMs are not within our control, are not obligated to purchase products from us, and may offer competitive lines of products simultaneously. Sales growth is contingent in part on our ability to enter into additional distribution relationships and expand our sales channels. We cannot predict whether we will be successful in establishing new distribution relationships, expanding our sales channels or maintaining our existing relationships. A failure to enter into new distribution relationships or to expand our sales channels could adversely impact our ability to grow our sales.

We allow our distribution channels to return a portion of their inventory to us for full credit against other purchases. In addition, in the event we reduce our prices, we credit our distributors for the difference between the purchase price of products remaining in their inventory and our reduced price for such products. Actual returns and price protection may adversely affect future operating results and working capital liquidity by reducing our accounts receivable and increasing our inventory balances, particularly since we seek to continually introduce new and enhanced products and are likely to face increasing price competition.

We depend on alliances and other business relationships with a small number of third-parties, and a disruption in any one of these relationships would hinder our ability to develop and sell our products.

We depend on strategic alliances and business relationships with leading participants in various segments of the communications and mobile handheld computer markets to help us develop and market our products. Our strategic partners may revoke their commitment to our products or services at any time in the future or may develop their own competitive products or services. Accordingly, our strategic relationships may not result in sustained business alliances, successful product or service offerings, or the generation of significant revenues. Failure of one or more of such alliances could result in delay or termination of product development projects, failure to win new customers, or loss of confidence by current or potential customers.

We have devoted significant research and development resources to design products to work with a number of operating systems used in mobile devices including Windows Mobile, Windows CE, Windows 7/Vista/XP, RIM Blackberry, Apple iOS, and Google's Android, and to develop our own family of mobile handheld computers. Such design activities have diverted financial and personnel resources from other development projects. These design activities are not undertaken pursuant to any agreement under which Microsoft, Research In Motion, Apple, or Google is obligated to continue the collaboration or to support the products produced from the collaboration. Consequently, these organizations may terminate their collaborations with us for a variety of reasons, including our failure to meet agreed-upon standards or for reasons beyond our control, such as changing market conditions, increased competition, discontinued product lines, and product obsolescence.

Our intellectual property and proprietary rights may be insufficient to protect our competitive position.

Our business depends on our ability to protect our intellectual property. We rely primarily on patent, copyright, trademark, trade secret laws, and other restrictions on disclosure to protect our proprietary technologies. We cannot be sure that these measures will provide meaningful protection for our proprietary technologies and processes. We cannot be sure that any patent issued to us will be sufficient to protect our technology. The failure of any patents to provide protection to our technology would make it easier for our competitors to offer similar products. In connection with our participation in the development of various industry standards, we may be required to license certain of our patents to other parties, including our competitors, that develop products based upon the adopted standards.

We also generally enter into confidentiality agreements with our employees, distributors, and strategic partners, and generally control access to our documentation and other proprietary information. Despite these precautions, it may be possible for a third-party to copy or otherwise obtain and use our products, services, or technology without authorization, develop similar technology independently, or design around our patents.

Effective copyright, trademark, and trade secret protection may be unavailable or limited in certain foreign countries. Furthermore, certain of our customers have entered into agreements with us which provide that the customers have the right to use our proprietary technology in the event we default in our contractual obligations, including product supply obligations, and fail to cure the default within a specified period of time.

We may become subject to claims of intellectual property rights infringement, which could result in substantial liability.

In the course of operating our business, we may receive claims of intellectual property infringement or otherwise become aware of potentially relevant patents or other intellectual property rights held by other parties. Many of our competitors have large intellectual property portfolios, including patents that may cover technologies that are relevant to our business. In addition, many smaller companies, universities, and individuals have obtained or applied for patents in areas of technology that may relate to our business. The industry is moving towards aggressive assertion, licensing, and litigation of patents and other intellectual property rights.

If we are unable to obtain and maintain licenses on favorable terms for intellectual property rights required for the manufacture, sale, and use of our products, particularly those products which must comply with industry standard protocols and specifications to be commercially viable, our results of operations or financial condition could be adversely impacted.

In addition to disputes relating to the validity or alleged infringement of other parties' rights, we may become involved in disputes relating to our assertion of our own intellectual property rights. Whether we are defending the assertion of intellectual property rights against us or asserting our intellectual property rights against others, intellectual property litigation can be complex, costly, protracted, and highly disruptive to business operations by diverting the attention and energies of management and key technical personnel. Plaintiffs in intellectual property cases often seek injunctive relief, and the measures of damages in intellectual property litigation are complex and often subjective or uncertain. Thus, any adverse determinations in this type of litigation could subject us to significant liabilities and costs.

New industry standards may require us to redesign our products, which could substantially increase our operating expenses.

Standards for the form and functionality of our products are established by standards committees. These independent committees establish standards, which evolve and change over time, for different categories of our products. We must continue to identify and ensure compliance with evolving industry standards so that our products are interoperable and we remain competitive. Unanticipated changes in industry standards could render our products incompatible with products developed by major hardware manufacturers and software developers. Should any major changes, even if anticipated, occur, we would be required to invest significant time and resources to redesign our products to ensure compliance with relevant standards. If our products are not in compliance with prevailing industry standards for a significant period of time, we would miss opportunities to sell our products for use with new hardware components from mobile computer manufacturers and OEMs, thus affecting our business.

Undetected flaws and defects in our products may disrupt product sales and result in expensive and time-consuming remedial action.

Our hardware and software products may contain undetected flaws, which may not be discovered until customers have used the products. From time to time, we may temporarily suspend or delay shipments or divert development resources from other projects to correct a particular product deficiency. Efforts to identify and correct errors and make design changes may be expensive and time consuming. Failure to discover product deficiencies in the future could delay product introductions or shipments, require us to recall previously shipped products to make design modifications, or cause unfavorable publicity, any of which could adversely affect our business and operating results.

The loss of one or more of our senior personnel could harm our existing business.

A number of our officers and senior managers have been employed for sixteen to nineteen years by us, including our President, Executive Vice President, Chief Financial Officer, and Chief Technical Officer. Our future success will depend upon the continued service of key officers and senior managers. Competition for officers and senior managers is intense, and there can be no assurance that we will be able to retain our existing senior personnel. The loss of one or more of our officers or key senior managers could adversely affect our ability to compete.

The expensing of options will continue to reduce our operating results and may continue to cause us to incur net losses such that we may find it necessary to change our business practices to attract and retain employees.

Historically, we have used stock options as a key component of our employee compensation packages. We believe that stock options provide an incentive to our employees to maximize long-term stockholder value and, through the use of vesting, encourage valued employees to remain with us. Furthermore, on July 1, 2010, we completed a stockholder approved exchange offer for certain of our outstanding options. As a result, the total remaining unrecognized compensation costs related to unvested stock options increased by $0.74 million, which is being amortized over the weighted average remaining requisite period of 2.4 years. The expensing of employee stock options adversely affected our net income and earnings per share in each of the quarters in fiscal 2010, 2009, and 2008, will continue to adversely affect future quarters, and will make profitability harder to achieve. In addition, we may decide in response to the effects of expensing stock options on our operating results to reduce the number of stock options granted to employees or to grant options to fewer employees. This could adversely affect our ability to retain existing employees and attract qualified candidates, and also could increase the cash compensation we would have to pay to them.

If we are unable to attract and retain highly skilled sales and marketing and product development personnel, our ability to develop and market new products and product enhancements will be adversely affected.

We believe our ability to achieve increased revenues and to develop successful new products and product enhancements will depend in part upon our ability to attract and retain highly skilled sales and marketing and product development personnel. Our products involve a number of new and evolving technologies, and we frequently need to apply these technologies to the unique requirements of mobile products. Our personnel must be familiar with both the technologies we support and the unique requirements of the products to which our products connect. Competition for such personnel is intense, and we may not be able to attract and retain such key personnel. In addition, our ability to hire and retain such key personnel will depend upon our ability to raise capital or achieve increased revenue levels to fund the costs associated with such key personnel. Failure to attract and retain such key personnel will adversely affect our ability to develop and market new products and product enhancements.

We may not be able to collect revenues from customers who experience financial difficulties.

Our accounts receivable are derived primarily from distributors and OEMs. We perform ongoing credit evaluations of our customers' financial conditions but generally require no collateral from our customers. Reserves are maintained for potential credit losses, and such losses have historically been within such reserves. However, many of our customers may be thinly capitalized and may be prone to failure in adverse market conditions. Although our collection history has been good, from time to time a customer may not pay us because of financial difficulty, bankruptcy or liquidation. The current global financial crisis may have an impact on our customers' ability to pay us in a timely manner, and consequently, we may experience increased difficulty in collecting our accounts receivable, and we may have to increase our reserves in anticipation of increased uncollectible accounts.

Our operating results could be harmed by economic, political, regulatory and other risks associated with export sales.

Export sales (sales to customers outside the United States) accounted for approximately 24%, 42%, and 37% of our revenue in fiscal years 2010, 2009, and 2008, respectively. Accordingly, our operating results are subject to the risks inherent in export sales, including:

  longer payment cycles;
  unexpected changes in regulatory requirements, import and export restrictions and tariffs;
  difficulties in managing foreign operations;
  the burdens of complying with a variety of foreign laws;
  greater difficulty or delay in accounts receivable collection;
  potentially adverse tax consequences; and
  political and economic instability.

Our export sales are primarily denominated in United States dollars and in Euros for our sales to European distributors. Accordingly, an increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and therefore potentially less competitive in foreign markets. Declines in the value of the Euro relative to the United States dollar may result in foreign currency losses relating to collection of Euro denominated receivables if left unhedged.

Our operations are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, and other events beyond our control.

Our corporate headquarters is located near an earthquake fault. The potential impact of a major earthquake on our facilities, infrastructure, and overall business is unknown. Additionally, we may experience electrical power blackouts or natural disasters that could interrupt our business. Should a disaster be widespread, such as a major earthquake, or result in the loss of key personnel, we may not be able to implement our disaster recovery plan in a timely manner. Any losses or damages incurred by us as a result of these events could have a material adverse effect on our business.

Failure to maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

We have evaluated and will continue to evaluate our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act, which requires an annual management assessment of the design and effectiveness of our internal control over financial reporting. If we fail to maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act. Moreover, effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors could lose confidence in our reported financial information, and the trading price of our stock could drop significantly.

The sale of a substantial number of shares of our Common Stock could cause the market price of our Common Stock to decline.

Sales of a substantial number of shares of our Common Stock in the public market could adversely affect the market price for our Common Stock. The market price of our Common Stock could also decline if one or more of our significant stockholders decided for any reason to sell substantial amounts of our Common Stock in the public market.

As of March 10, 2011, we had 4,084,476 shares of Common Stock outstanding. Substantially all of these shares are freely tradable in the public market, either without restriction or subject, in some cases, only to S-3 prospectus delivery requirements and, in other cases, only to manner of sale, volume, and notice requirements of Rule 144 under the Securities Act.

As of March 10, 2011, we had 1,394,673 shares of Common Stock subject to outstanding options under our stock option plans, and 129,439 shares of Common Stock were available for future issuance under the plans. We have registered the shares of Common Stock subject to outstanding options and reserved for issuance under our stock option plans. Accordingly, the shares of Common Stock underlying vested options will be eligible for resale in the public market as soon as the options are exercised.

As of March 10, 2011, we had 86,585 shares of Common Stock subject to outstanding warrants issued in our 2009 private placement. We have registered the resale of all shares of Common Stock subject to the warrants. Accordingly, the shares of Common Stock underlying these warrants will be eligible for resale in the public market as soon as the warrants are exercised, subject to S-3 prospectus delivery requirements.

As of March 10, 2011, we had 666,666 shares of Common Stock subject to the conversion of a note issued in our November 2010 senior convertible note financing. The conversion price of this note is subject to one additional conversion price reset one year from date of issuance of the note, and, depending upon the market price of our Common Stock at the time of such reset, can result in an increase in the number of shares we are obligated to issue upon conversion of the note up to an additional 97,732 shares in aggregate. As of March 10, 2011, we had 550,000 shares of Common Stock subject to outstanding warrants issued in connection with the convertible note financing in November 2010. The warrants are not exercisable until May 20, 2011. We have registered the resale of all shares of Common Stock subject to the note conversion and warrants. Accordingly, the shares of Common Stock underlying the note and warrants will be eligible for resale in the public market as soon as the note is converted and the warrants are eligible and exercised, subject to S-3 prospectus delivery requirements.

Volatility in the trading price of our Common Stock could negatively impact the price of our Common Stock.

During the period from January 1, 2010 through March 10, 2011, our Common Stock price fluctuated between a high of $5.44 and a low of $1.51. Following a one-for-ten reverse stock split effected on October 23, 2008, which significantly decreased the Company's share float, we have experienced low trading volumes in our stock, and thus relatively small purchases and sales can have a significant effect on our stock price. The trading price of our Common Stock could be subject to wide fluctuations in response to many factors, some of which are beyond our control, including general economic conditions and the outlook of securities analysts and investors on our industry. In addition, the stock markets in general, and the markets for high technology stocks in particular, have experienced high volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our Common Stock.

INFORMATION CONTAINED IN THIS PROSPECTUS

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholder listed in this prospectus is offering to sell, and seeking offers to buy, shares of our Common Stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our Common Stock.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward looking statements within the meaning of the securities laws. These forward looking statements are subject to a number of risks and uncertainties, many of which are beyond our control. All statements other than statements of historical facts included in this prospectus, including the statements under "Prospectus Summary" and elsewhere in this prospectus regarding our strategy, future operations, financial position, estimated revenues, projected costs, prospects, plans and objectives of management are forward looking statements. When used in this prospectus, the words "will," "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions are intended to identify forward looking statements, although not all forward looking statements contain such identifying words. All forward looking statements speak only as of the date of this prospectus. Neither we nor the selling stockholder undertake any obligation to update or revise publicly any forward looking statements, whether as a result of new information, future events or otherwise. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward looking statements we make in this prospectus are reasonable, ultimately we may not achieve such plans, intentions or expectations.

We disclose important factors that could cause our actual results to differ materially from our expectations under "Risk Factors" and elsewhere in this prospectus. Such factors include, among others, the following: our ability to raise sufficient capital to fund our operations, our ability to achieve profitability, developments in the market for our products, including the market for mobile computers that use the Windows Mobile operating system, developments in our relationships with our strategic partners, and world economic and financial conditions. These cautionary statements qualify all forward looking statements attributable to us or persons acting on our behalf.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares sold under this prospectus. All proceeds from the sale of the shares will be for the account of the selling stockholder. See "Selling Stockholder" and "Plan of Distribution."

SELLING STOCKHOLDER

In connection with the private placement completed on February 23, 2011, the Company entered into a registration rights agreement with the purchaser in the private placement, who is now the selling stockholder. The registration statement of which this prospectus is a part has been filed in accordance with the registration rights agreement. The shares of Common Stock covered by this prospectus consist of shares of Common Stock that we issued in the private placement. The table below sets forth, to our knowledge, information about the selling stockholder as of March 16, 2011.

We do not know when or in what amounts the selling stockholder may offer shares for sale. The selling stockholder may sell any or all of the shares offered by this prospectus. Because the selling stockholder may offer all or some of the shares pursuant to this prospectus, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholder after completion of this offering. For purposes of this table, however, we have assumed that, after completion of this offering, none of the shares covered by this prospectus will be held by the selling stockholder. Such shares are subject to limitations on sale pursuant to an agreement between us and the selling stockholders as described below under "Plan of Distribution."

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of our Common Stock. Unless otherwise indicated below, to our knowledge, the selling stockholder named in the table has sole voting and investment power with respect to the shares of Common Stock beneficially owned by it. The number of shares of Common Stock beneficially owned prior to the offering shown in the table for the selling stockholder includes (i) all shares held by the selling stockholder prior to the private placement, plus (ii) all shares purchased by the selling stockholder pursuant to the private placement and being offered pursuant to the prospectus, as well as (iii) all options or other derivative securities held by the selling stockholder that are exercisable within 60 days of March 16, 2011.

Throughout this prospectus, when we refer to the "selling stockholder," we mean the person listed in the table below, as well as the pledgees, donees, assignees, transferees, successors and others who later hold any of the selling stockholder's interests, and when we refer to the shares of our Common Stock being offered by this prospectus on behalf of the selling stockholder, we are referring to the shares of our Common Stock sold in the private placement unless otherwise indicated.

The selling stockholder may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares of Common Stock since the date as of which the information in the table below is presented. Information about the selling stockholder may change over time.

	Shares Beneficially		Shares Beneficially Owned After Offering
Name	Owned Prior to Offering	Number of Shares Being Offered	Number	Percent(1)
AboCom Systems, Inc. (2)	282,485 (3)	282,485	-	-
(1) Based upon 4,152,458 shares of Common Stock outstanding as of the close of business on March 15, 2011 in accordance with Rule 13d-3 under the Securities Exchange Act of 1934.
(2) AboCom Systems, Inc. is a corporation organized under the laws of Taiwan. Their main factory is located at Ju-Nan Chen, Yu-Hih Road #77, Miao-Lih, Taiwan, Republic of China. AboCom Systems is a contract manufacturer of the company's products. Eric Oy, the President and Chief Executive Officer of AboCom Systems, Inc., has voting and investment control in respect of these securities.
(3) Represents 6.8% of the outstanding shares of Common Stock, based upon 4,152,458 shares of Common Stock outstanding as of the close of business on March 15, 2011.

PLAN OF DISTRIBUTION

We are registering the shares of Common Stock issued in the February 23, 2011 private placement for sale on behalf of the selling stockholder. These shares may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected at various times in one or more of the following transactions, or in other kinds of transactions:

  transactions on the NASDAQ Stock Market or on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the Common Stock may be listed or quoted at the time of sale;
  in the over-the-counter market;
  in private transactions and transactions otherwise than on these exchanges or systems or in the over-the-counter market;
  in connection with short sales of shares of our Common Stock;
  by pledge to secure or in payment of debt and other obligations;
  through the writing of options, whether the options are listed on an options exchange or otherwise;
  in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options; or
  through a combination of any of the above transactions.

The selling stockholder and its successors, including their transferees, pledgees or donees or their successors, may sell the shares directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchasers. Discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

In addition, any securities covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under Rule 144 rather than pursuant to this prospectus.

We entered into a registration rights agreement for the benefit of the selling stockholder to register the Common Stock issued in the February 23, 2011 private placement under applicable federal and state securities laws. The registration rights agreement provides for cross-indemnification between the selling stockholder and us and our respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the securities covered by this prospectus, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling stockholders incident to the registration of the offering and sale of the securities covered by this prospectus.

LEGAL MATTERS

Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon certain legal matters relating to the validity of the securities offered hereby.

EXPERTS

Moss Adams LLP, independent registered public accounting firm, have audited our financial statements included in our Annual Report on Form 10 K for the year ended December 31, 2010, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Moss Adams LLP's report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S 3, of which this prospectus is a part, under the Securities Act with respect to the shares of Common Stock offered hereby. This prospectus does not contain all of the information included in the registration statement. Statements in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed by us with the SEC are not necessarily complete. You should refer to the copies of these documents for a more complete understanding of the matters involved. Each statement concerning these documents is qualified in its entirety by such reference.

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, accordingly, file reports, proxy statements and other information with the SEC. Copies of our reports, proxy statements and other information also may be inspected and copied at the SEC's public reference room located at 100 F Street, N.E., Washington, D.C. 20549. You can call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. You can also find these documents through our own web site which is located at http://www.socketmobile.com. Information included on our web site is not a part of this prospectus or any prospectus supplement.

INFORMATION INCORPORATED BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you in this document by referring you to other filings we have made with the SEC. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. In this instance, we are incorporating by reference the documents and information listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities and Exchange Act prior to the completion of the offering covered by this prospectus:

(1) Our Annual Report on Form 10 K for the year ended December 31, 2010, filed with the SEC on March 16, 2011.

(2) Our current reports on Form 8-K filed with the SEC on February 17, 2011 and February 24, 2011.

(3) The description of our Common Stock contained in our Registration Statement on Form 8 A filed with the SEC on April 11, 1995, as amended by our Registration Statement on Form 8 A/A filed with the SEC on June 15, 1995.

We will provide to any person, including any beneficial owner, to whom a prospectus is delivered, a copy of any of the information which has been incorporated by reference into this prospectus at no cost upon an oral or written request to:

Socket Mobile, Inc.
39700 Eureka Drive
Newark, CA 94560
Attention: David W. Dunlap
Phone: (510) 933-3035

282,485 Shares

SOCKET MOBILE, INC.

____________________

COMMON STOCK
____________________

PROSPECTUS

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

March 31, 2011